[BBSI Letterhead]

January 12, 2018

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Office of Telecommunications

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Barrett Business Services, Inc. Form 10-K for Fiscal Year Ended December 31, 2016 Filed March 15, 2017 File No. 000-21886

Dear Mr. Spirgel:

This letter responds to the request by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) during our telephone conversation on December 14, 2017, with respect to the prior letter submitted by Barrett Business Services, Inc. (the “Company”, “BBSI” or “we”) dated December 1, 2017. For the Staff’s convenience, the substance of the oral comment is repeated below, followed by our response.

Comment

1.	Please revise the labeling and presentation of “gross revenues” and “gross cost of revenues” disclosures so as not to be confusingly similar to GAAP terminology and presentation.

Response

The Company intends to revise the labeling of what was previously shown as gross revenue to “gross billings.” We will also remove the tabular presentation of gross cost of revenues and will instead include a new non-GAAP disclosure related to “gross workers’ compensation” as well as additional performance metrics related to employee wages and selected ratios that are used by management and are currently discussed on our earnings calls. These new disclosures will continue to assist investors in evaluating the volume and efficiency of our operations and the total costs and performance of our workers’ compensation program without including a presentation that is similar to GAAP gross margin.

Consistent with our discussion of a possible transition period for these changes, we respectfully request using the fourth quarter earnings release and conference call to communicate these changes to our investors. We will then implement the new disclosures effective with the filing of our December 31, 2017 Form 10-K.

Below is an example of our revised disclosure to be included beginning with our December 31, 2017 Form 10-K (the example is derived from our Form 10-Q for the period ended September 30, 2017).

We report PEO revenues net of direct payroll costs because we are not the primary obligor for the performance of our clients’ employees. However, management believes that gross billing amounts and wages are useful in understanding the volume of our business activity and serve as an important performance metric in managing our operations, including the preparation of internal operating forecasts and establishing executive compensation performance goals. We therefore present for purposes of analysis gross billing and wage information for the three and nine months ended September 30, 2017.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2017	2016	2017	2016
Gross billings	$1,371,212	$1,232,033	$3,869,299	$3,436,447
PEO and staffing wages	1,154,012	1,036,769	3,258,993	2,889,278

Because safety incentives represent consideration payable to PEO customers, safety incentive costs are netted against PEO revenue in our consolidated statements of operations. Management considers safety incentives to be an integral part of our workers’ compensation program because they encourage client companies to maintain safe-work practices and minimize workplace injuries. We therefore present below for purposes of analysis non-GAAP gross workers’ compensation expense, which represents workers’ compensation costs including safety incentive costs. We believe this non-GAAP measure is useful in evaluating the total costs of our workers’ compensation program.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2017	2016	2017	2016
Workers’ compensation	$58,310	$55,639	$172,675	$155,089
Safety incentive costs	9,051	7,178	23,782	20,348
Non-GAAP gross workers’ compensation	$67,361	$62,817	$196,457	$175,437

In monitoring and evaluating the performance of our operations, management also reviews the following ratios, which represent selected amounts as a percentage of gross billings. Management believes these ratios are useful in understanding the efficiency and profitability of our service offerings.

	Percentage of Gross Billings
	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2017	2016	2017	2016
PEO and staffing wages	84.2%	84.2%	84.2%	84.1%
Payroll taxes and benefits	6.9%	6.7%	7.9%	7.8%
Non-GAAP gross workers’ compensation	4.9%	5.1%	5.1%	5.1%

We appreciate the Staff’s review and consideration of the Company’s response. If you have any questions or comments regarding our response, please contact me by telephone at (360) 869-4012 or by facsimile at (360) 828-0705.

Sincerely,

/s/ Gary Kramer

Gary Kramer
Chief Financial Officer

8100 NE Parkway Drive, Suite 200 Vancouver, WA 98662 360.828.0700

www.barrettbusiness.com